Exhibit 99.30

Abaxx Technologies Inc.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON September 22, 2022

August 10, 2022

ABAXX TECHNOLOGIES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of Abaxx Technologies Inc. (the “Corporation”) will be held at the head office of the Corporation located at 18 King Street East, Suite 902, Toronto, Ontario, M5C 1C4 and via live webcast, at 1:00 p.m. (Toronto time) on September 22, 2022, for the following purposes, all as more particularly described in the enclosed management information circular (the “Circular”):

1.	to receive the audited consolidated financial statements for the financial years ended December 31, 2021 and December 31, 2020 and the auditors’ report thereon;

2.	to set the size of the board of directors at six;

3.	to re-elect six directors of the Corporation for the ensuing year;

4.	to appoint KPMG LLP, Chartered Accountants, as the auditors of the Corporation and to authorize the board of directors to fix their remuneration;

5.	to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The record date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof is August 10, 2022 (the “Record Date”). Shareholders whose names have been entered in the register of shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof.

Notice-and-Access

The Corporation is utilizing the notice-and-access mechanism (the “Notice-and-Access Provisions”) that came into effect on February 11, 2013 under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations, for distribution of Meeting materials to registered and beneficial Shareholders.

Website Where Meeting Materials are Posted

The Notice-and-Access Provisions are a new set of rules that allow reporting issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to Shareholders. Electronic copies of the Circular, form of proxy, financial statements of the Corporation for the year ended December 31, 2021 (“Financial Statements”) and management’s discussion and analysis of the Corporation’s results of operations and financial condition for 2021 (“MD&A”) may be found on the Corporation’s SEDAR profile at www.sedar.com with hyperlinks to the Corporation’s website at www.abaxx.tech The Corporation will not use procedures known as “stratification” in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Circular to some Shareholders with this notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Circular.

Obtaining Paper Copies of Materials

The Corporation anticipates that using notice-and-access for delivery to all Shareholders will directly benefit the Corporation through a substantial reduction in both postage and material costs, and also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials. Shareholders may also obtain paper copies of the Circular, Financial Statements and MD&A free of charge by contacting the Company’s General Counsel at 1-246-271-0082. Requests for paper copies of the Meeting Materials must be received at least five (5) business days in advance of the proxy deposit date and time, being 1:00 p.m. (Toronto time) on September 13, 2022 and the Corporation will mail the requested materials within three (3) business days of the request.

Voting

All Shareholders may attend the Meeting in person or be represented by proxy. Shareholders who do not plan on attending the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it in the envelope provided. To be effective, the enclosed form of proxy or voting instruction form must be received by the Corporation’s registrar and transfer agent, Computershare Ltd. (“Computershare”), by mail delivery at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department; by faxing both sides of the form of proxy to 1-866-249-7775; by telephone at 1-866-732-8683; or registered online at www.investorvote.com. In order to be valid and acted upon at the Meeting, the duly completed form of proxy must be received prior to 1:00 p.m. (Toronto time) on September 20, 2022. Late instruments of proxy may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late instruments of proxy.

A “beneficial” or “non-registered” Shareholder will not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting.

If you are a non-registered holder of Common Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

In light of the COVID-19 pandemic, the Corporation has chosen to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, and hold the meeting via live webcast, where all shareholders regardless of geographic location will have an equal opportunity to participate and engage in the Meeting. Shareholders wishing to attend the Meeting are encouraged to do so by logging into the webcast or calling the number below.

Date: September 22nd, 2022

Time: 1:00pm Eastern Time (US and Canada)

Link: https://us06web.zoom.us/j/84052838355?pwd=b3FqWHVRcnRYREhBb2RMQkVvOFVjdz09

Meeting ID: 840 5283 8355

Passcode: 383515

Dial-in by location:

+1 564 217 2000 US

+1 646 558 8656 US (New York)

+1 646 931 3860 US

+1 669 444 9171 US

+1 720 707 2699 US (Denver)

+1 253 215 8782 US (Tacoma)

+1 301 715 8592 US (Washington DC)

+1 312 626 6799 US (Chicago)

+1 346 248 7799 US (Houston)

+1 386 347 5053 US

+1 647 558 0588 Canada

+1 778 907 2071 Canada

+1 780 666 0144 Canada

+1 204 272 7920 Canada

+1 438 809 7799 Canada

+1 587 328 1099 Canada

+1 647 374 4685 Canada

DATED this August 10, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF ABAXX TECHNOLOGIES INC.

/s/ Joshua Crumb
Name:	Joshua Crumb
Title:	Chairman and Chief Executive Officer

ABAXX TECHNOLOGIES INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies by Management

This circular (“Circular”) is furnished in connection with the solicitation of proxies by the management of Abaxx Technologies Inc. (the “Corporation”) for use at the annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of the Corporation to be held at the head office of the Corporation located at 18 King Street East, Suite 902, Toronto, Ontario, M5C 1C4 at 1:00 p.m. (Toronto time) on September 22, 2022 for the purposes set forth in the accompanying notice of annual general and special meeting of Shareholders (the “Notice of Meeting”). It is expected that the solicitation of proxies will be primarily by mail, however, proxies may also be solicited by the officers, directors and employees of the Corporation by telephone, electronic mail, telecopier or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. The cost of the solicitation of proxies will be borne by the Corporation.

Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy-related materials to the beneficial owners of the Common Shares. The Corporation will reimburse brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses incurred in forwarding proxy-related materials to such beneficial owners of such securities.

NOTICE AND ACCESS

The Corporation has elected to use the notice-and-access process (“Notice-and-Access”) that came into effect on February 11, 2013 under NI 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations, for distribution of this Circular and other meeting materials to registered Shareholders of the Corporation and Non-Registered Holders (as defined herein).

Notice-and-Access allows issuers to post electronic versions of meeting materials, including circulars, annual financial statements and management discussion and analysis, online, via SEDAR and one other website, rather than mailing paper copies of such meeting materials to Shareholders. The Corporation anticipates that utilizing the Notice-and-Access process will substantially reduce both postage and printing costs.

Meeting materials including the Circular and the Corporation’s audited financial statements for the years ended December 31, 2021 and 2020 and the Corporation’s management discussion and analysis for the years ended December 31, 2021 and 2020 are available on the Corporation’s SEDAR profile at www.sedar.com.

Although the Circular and related materials (collectively, the “Meeting Materials”) will be posted electronically online, as noted above, the registered Shareholders and Non-Registered Holders (subject to the provisions set out below under the heading “Voting by Beneficial Holders of Shares of the Corporation”) will receive a “notice package” (the “Notice-and-Access Notification”), by prepaid mail, which includes the information prescribed by NI 54-101, and a proxy form or voting instruction form from their respective intermediaries. Shareholders should follow the instructions for completion and delivery contained in the proxy or voting instruction form. Shareholders are reminded to review the Circular before voting.

Management of the Corporation intends to pay for intermediaries to forward the Notice-and-Access Notification to OBOs (as defined herein) under NI 54-101.

Shareholders will not receive a paper copy of the Meeting Materials unless they request paper copies from the Corporation. Requests for paper copies of the Meeting Materials must be received at least five (5) business days in advance of the proxy deposit date and time, being 1:00 pm (Toronto time) on September 20, 2022 and the Corporation will mail the requested materials within three (3) business days of the request. Shareholders with questions about Notice-and Access may contact the Corporation’s registrar and transfer agent, Computershare (“Computershare”) toll free at +1 416-263-9200.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholders in the accompanying form of proxy are directors and/or officers of the Corporation. A REGISTERED SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND SIGNING AND DATING THE PROXY, OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or, with respect to any matters to be dealt with at any adjournment of the Meeting, before the time of the re-commencement of the adjourned Meeting. Proxies delivered after such time(s) may not be accepted.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it prior to its use by an instrument in writing executed by the Shareholder or by his attorney duly authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of such corporation, and delivered to the head office of the Corporation, at 18 King St. E, Suite 902, Toronto, Ontario M5C 1C4 (Attention: Chief Financial Officer) at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, preceding any reconvening thereof, or to the Chairperson of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The Common Shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will: (a) be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and (b) where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specifications made on such proxy. SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED, OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED, AS DIRECTED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the notice of Meeting, and with respect to any other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, the management of the Corporation knows of no such amendment, variation or other matter that may be presented to the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

General Information Respecting the Meeting

No person has been authorized to give any information or make any representations in connection with the matters being considered herein other than those contained in this Circular and, if given or made, any such information or representations should be considered not to have been authorized by the Corporation. This Circular does not constitute the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

In order to comply with measures imposed by the federal and provincial governments related to the COVID-19 pandemic, and to mitigate risks to the health and safety of our communities, Shareholders, and other stakeholders, unless we advise otherwise by way of news release, the Meeting will be held in virtual format, which will be conducted via live webcast. Registered Shareholders and validly appointed proxyholders may attend the meeting by logging into the webcast or calling the appropriate number below:

Date: September 22nd, 2022

Time: 1:00pm Eastern Time (US and Canada)

Link: https://us06web.zoom.us/j/84052838355?pwd=b3FqWHVRcnRYREhBb2RMQkVvOFVjdz09

Meeting ID: 840 5283 8355

Passcode: 383515

Dial-in by location:

+1 564 217 2000 US

+1 646 558 8656 US (New York)

+1 646 931 3860 US

+1 669 444 9171 US

+1 720 707 2699 US (Denver)

+1 253 215 8782 US (Tacoma)

+1 301 715 8592 US (Washington DC)

+1 312 626 6799 US (Chicago)

+1 346 248 7799 US (Houston)

+1 386 347 5053 US

+1 647 558 0588 Canada

+1 778 907 2071 Canada

+1 780 666 0144 Canada

+1 204 272 7920 Canada

+1 438 809 7799 Canada

+1 587 328 1099 Canada

+1 647 374 4685 Canada

All callers will be prompted to enter the Passcode number listed above upon entering the webcast. Registered Shareholders who attend the virtual meeting will have an equal opportunity to participate at the Meeting, regardless of their geographic location. We strongly encourage shareholders to not attend the Meeting in person due to risks related to COVID-19. We will also take additional precautionary measures in relation to the physical Meeting, limiting access to essential personnel, registered shareholders and proxyholders entitled to attend and vote at the Meeting. Shareholders cannot vote their common shares at the Meeting if attending via teleconference and must either vote prior to the Meeting or attend the Meeting in person in order to have their vote cast.

References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

In this Circular, unless otherwise indicated, all dollar amounts “$” are expressed in Canadian dollars.

Except where otherwise indicated, the information contained herein is stated as of August 10, 2022.

Shareholders are reminded to review this Circular before voting.

Notice to Beneficial Holders of Shares

Only registered Shareholders or proxyholders duly appointed by registered Shareholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered Shareholders are entitled to vote at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which company acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge well in advance of the Meeting) in order to have the Common Shares voted.

The Notice-and-Access Notification is being sent to both registered Shareholders and indirectly to Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). The Corporation is sending proxy related materials directly to NOBOs and is paying for delivery by intermediaries to OBOs.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the proxy or voting instruction card provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Circular and the accompanying form of proxy and notice of Meeting are to registered Shareholders unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value. As at the date hereof, there are 73,203,385 Common Shares issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.

The board of directors of the Corporation (the “Board”) has fixed August 10, 2022 as the record date (the “Record Date”) for the purpose of determining Shareholders entitled to receive notice of and vote at the Meeting. All holders of record of Common Shares on the Record Date are entitled either to attend and vote their Common Shares at the Meeting, or provided a completed and executed proxy shall have been delivered to the Corporation’s transfer agent, Computershare, within the time specified in the attached Notice of Meeting, to attend the Meeting and vote their Common Shares by proxy.

To the knowledge of the directors and officers of the Corporation, as at the date of this Circular, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation, other than as set out below.

Name of Shareholder	Number of Common Shares(1)	Percentage of Common Shares(2)
Joshua Crumb	11,536,185	15.8%

(1)	The information as to Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been obtained by the Corporation from publicly disclosed information and/or furnished by the relevant shareholder.

(2)	On a non-diluted basis.

Business of the Meeting

To the knowledge of the board of directors of the Corporation (the “Board”), the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1. Presentation of Financial Statements

The Corporation’s consolidated financial statements for the years ended December 31, 2021 and 2020 (the “Financial Statements”) and the auditors’ report thereon will be presented to the Shareholders at the Meeting. In accordance with the provisions of the Business Corporations Act (Alberta) (the “ABCA”), the financial statements are merely presented at the Meeting and will not be voted on.

2. Number of Directors

The Articles of the Corporation provide for a board of directors of no fewer than three directors and no greater than a number as fixed or changed from time to time by majority approval of the shareholders.

At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of directors of the Corporation for the ensuing year at six (6). The number of directors will be approved if the affirmative vote of the majority of common shares present or represented by proxy at the Meeting and entitled to vote are voted in favour to set the number of directors at six (6).

Management recommends the approval of the resolution to set the number of directors of the Corporation at six (6).

3. Election of Directors

The Board currently consists of seven directors, namely Joshua Crumb, Thom McMahon, Margot Naudie, Catherine Flax, W. Scott Leckie, Cyrus Hiramanek and Daniel P. Owen.

Management will nominate six of the seven current members of the Board, being Joshua Crumb, Thom McMahon, Margot Naudie, Catherine Flax, W. Scott Leckie and Cyrus Hiramanek, as the directors of the Corporation, to serve until the next annual meeting of Shareholders or until their successors are elected or appointed.

Shareholders have the option to (i) vote for all of the directors of the Corporation listed in the table below; (ii) vote for some of the directors and withhold for others; or (iii) withhold for all of the directors. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Corporation will be voted FOR the election of each of the proposed nominees set forth in the table below. In order to be effective, each director requires the approval of not less than 50% of the votes cast by Shareholders represented at the Meeting in person or by proxy.

Management has no reason to believe that any of the nominees will be unable to serve as a director. However, if any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy will be voted in favour of the remaining nominees, and may be voted in favour of a substitute nominee unless the Shareholder has specified in the proxy that the Common Shares represented thereby are to be withheld from voting in respect of the election of directors.

The following table states the name of each person nominated by management for election as directors, such person’s principal occupation or employment, period of service as a director of the Corporation, and the approximate number of voting securities of the Corporation that such person beneficially owns, or over which such person exercises direction or control:

Name, and Province and Country of Residence	Principal Occupation(1)	Director Since	Common Shares Owned or Controlled(1)
Joshua Crumb Huntsville, Canada	Chief Strategy Officer of Goldmoney Inc. (TSX: XAU); (July 2015 to June 2018); Director of various public companies including: Solitario Zinc Corp. (TSX; SLR) (July 2017 to present); Fortress Technologies Inc. (TSXV: FORT) (August 2018 to September 2021); and Mene Inc. (TSXV: MENE) (October 2018 to present).	December 14, 2020	11,536,185	(6)
Thom McMahon Singapore	Co-Founder and CEO of Aircarbon Pte. Ltd. (January 2019 to present).	December 14, 2020	0	(7)
Margot Naudie(2)(3)(4)(5) Toronto, Ontario	Senior Portfolio Manager of the IP Alpha Fund (December 2017 to present); President of Elephant Capital Inc. (December 2017 to present); Director of Polaris Infrastructure Inc. (June 2020 to present); Director of Osino Resources Corp. (August 2020 to present).	December 14, 2020	138,282	(8)
Catherine Flax(2)(3)(4) New York, USA	CEO of Pefin (March 2016 to October 2018); Managing Director of CRA, Inc. (April 2019 to present).	December 14, 2020	266,650	(9)
W. Scott Leckie(2)(4) Toronto, Ontario	Chairman and CEO of Takota Asset Management Inc. (April 2012 to December 2021); Director of Sterling Maple Corp. (February 2019 to Present); Director of Acerus Pharmaceuticals Corp. (June 2020 to present);; Principal and Chairman of 7th Merchant Corporation (December 2021 to Present)	June 23, 2016	75,000	(10)
Cyrus Hiramanek New York, USE	Managing Director of M. Klein & Company, (July 2015 to Present)	August 17, 2021	0	(11)

Notes:

(1)	Information about principal occupation, business or employment, and number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by respective persons set forth above.

(2)	Members of the Audit Committee.

(3)	Members of the Compensation Committee.

(4)	Members of the Nominating and Corporate Governance Committee.

(5)	Lead Director.

(6)	Mr. Crumb holds 250,000 options to purchase Common Shares. None of Mr. Crumb’s Common Shares are held through associates or affiliates.

(7)	Mr. McMahon holds 125,000 options to purchase Common Shares.

(8)	Ms. Naudie holds 272,475 options to purchase Common Shares.

(9)	Ms. Flax holds 83,8350 options to purchase Common Shares.

(10)	36,484 of Mr. Leckie’s Common Shares are held through 7th Merchant Corp. Mr. Leckie holds 125,000 options to purchase Common Shares
(11)	Mr. Hiramanek holds 125,000 options to purchase Common Shares.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below, no proposed director of the Corporation is, as at the date hereof, or has been, within the previous 10 years, a director, chief executive officer or chief financial officer, of any company (including the Corporation) that:

(a)	while that person was acting in the capacity was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of such company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Other than as set out below, no proposed director of the Corporation (or any personal holding company of any such individual):

(a)	is at the date hereof, or has been within the previous 10 years, a director or executive officer of any corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)	has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets such individual.

Other than as set out below, no proposed director of the Corporation (or any personal holding company of any such individual) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Scott Leckie

Mr. Leckie was a director of Groupe Bikini Village Inc. until he resigned in July 2014. Groupe Bikini Village Inc. filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act on February 17, 2015.

On June 30, 2005, Mr. Leckie agreed to pay a fine of $100,000 under a settlement agreement with Market Regulation Services Inc. with regard to certain trading activities.

4. Appointment of Auditors

Effective September 23, 2021, MNP LLP, Chartered Accountants (“MNP”) resigned as auditor of the Corporation. Effective September 23, 2021, KPMG LLP (“KPMG”) was appointed as the auditor of the Corporation. KPMG is independent with respect to the Corporation in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario. The appointment of KPMG has been considered and approved by the Audit Committee and the Board. There were no “reportable events” between the Corporation and KPMG within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”).

In accordance with Section 4.11 of NI 51-102, a notice of change of auditor was sent to MNP and KPMG, each of which provided a letter to the securities regulatory authority in each province where the Corporation is a reporting issuer, stating that they agree with the statements in the notice of change of auditor. A reporting package, as defined in NI 51-102, is attached as Schedule “A” to this Circular and includes the notice of change of auditor and the above-mentioned letters from MNP and KPMG to the applicable securities regulatory authorities. The reporting package has also been filed under the Corporation’s profile on SEDAR at www.sedar.com.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to re-appoint KPMG to serve as auditors of the Corporation until the next annual meeting of Shareholders and to authorize the directors of the Corporation to fix their remuneration as such. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

Unless the Shareholder has specifically instructed that his or her Common Shares are to be withheld from voting in connection with the appointment of KPMG, the persons named in the accompanying proxy intend to vote FOR the re-appointment of KPMG as the auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix their remuneration.

5. Other Matters

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, the form of proxy furnished by the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

EXECUTIVE COMPENSATION

Named Executive Officers

The following discussion describes the significant elements of our executive compensation program, with particular emphasis on the process for determining compensation payable to the Corporation’s chief executive officer (“CEO”), chief financial officer (“CFO”), and, other than the CEO and CFO, each of the corporation’s two most highly compensated executive officers, or the most highly compensated individuals acting in a similar capacity whose total compensation was, individually, more than $150,000 (collectively, the “Named Executive Officers” or “NEOs”) for the year ended December 31, 2021. As of December 31, 2021, the NEOs were:

●	Joshua Crumb, CEO of the Corporation;

●	Steve Fray, CFO of the Corporation;

●	Jeff Lipton, General Counsel; and

●	Dan McEldfuff President, Abaxx Singapore Pte. Ltd.

●	Tafadzwa Mbanga, Head of Corporate Development, of the Corporation

Compensation Discussion and Analysis

Compensation Objectives

Our compensation practices are designed to retain, motivate and reward our executive officers for their performance and contribution to our long-term success. The Board seeks to compensate executive officers by combining short-term and long-term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with the Corporation’s performance. Cash and long-term equity incentive bonuses are awarded on a discretionary basis, with the respective goals of aligning the incentives of the executive officers with the short- and long-term interests of the Corporation.

In order to achieve our aggressive growth objectives, attracting and retaining the right team members is critical. The Corporation’s compensation program is designed to provide market competitive pay in terms of value and structure to attract new individuals of the highest caliber, and to motivate, reward and retain existing team members.

Elements of Compensation Program

A combination of fixed and variable compensation is used to motivate executives to achieve overall corporate goals. Base salary or consulting fees constitute a portion of the total cash-based compensation. Annual incentive cash bonuses and long-term equity incentive compensation plan awards represent compensation that is “at risk” and thus may or may not be paid to the respective NEO depending on: (i) whether the NEO is able to meet or exceed his or her applicable performance targets; and (ii) market performance of the Common Shares.

Base Salary/Consulting Fees

Each Named Executive Officer is eligible to receive a base salary, which constitutes a significant portion of the Named Executive Officer’s compensation package. Base salary represents the minimum compensation for services rendered or expected to be rendered, and reflects the Named Executive Officer’s experience and qualifications, responsibilities, current competitive market conditions, proven or expected performance, and the Corporation’s existing financial resources.

Base salaries are reviewed annually by the Compensation Committee and may be adjusted to take into account performance contributions for the year, sustained performance contributions over a number of years, and market competitiveness.

Annual Bonus

The Corporation may provide NEOs with annual bonus payments from time to time at the Compensation Committee’s discretion. The Compensation Committee will determine annual incentive amounts in its discretion, based on individual completion of milestones designated by the Compensation Committee, achievement of corporate goals, and benchmarks relating to the Corporation’s overall performance. NEOs will also be eligible to receive a bonus for extraordinary achievements from time to time.

Long-Term Equity Incentive Plans

Grants of long-term equity incentives are an integral component of the Corporation’s NEO compensation structure. Equity-based awards are a variable element of compensation that allows the Corporation to reward executive officers for their sustained contributions to the Corporation. Long-term equity incentive awards reward performance and continued employment and help the Corporation to attract and retain NEOs.

During the financial year ended December 31, 2021, the Corporation’s long-term equity incentive plans consisted of its Stock Option Plan and its Restricted Share Unit Plan (the “RSU Plan”). Officers, directors, employees and service providers are eligible to receive grants of stock options and Restricted Share Units (“RSUs”). These grants are an important part of the Corporation’s long-term incentive strategy for its officers, directors, employees and service providers, permitting them to participate in appreciation of the market value of the Common Shares over a stated period. This is intended to reinforce commitment to long-term growth in profitability and shareholder value. The size of the option and RSU grants to officers, directors, employees and service providers is dependent on each such person’s performance, level of responsibility, authority and position with the Corporation and the degree to which such person’s long-term contribution to the Corporation will be key to its long-term success.

Options and RSUs are granted by, and at the discretion of, the Board upon recommendation from the Compensation Committee. In monitoring or adjusting the option allotments, the Board takes into account its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value, previous option and RSU grants and the objectives set for the Named Executive Officers. The scale of options and RSUs is generally commensurate to the appropriate level of base compensation for each level of responsibility. The Board will consider the overall number of options and RSUs that are outstanding relative to the number of outstanding Common Shares in determining whether to make any new grants of options or RSUs and the size of such grants.

Stock Option Plan

As at the date of the Circular, up to 10% of Common Shares may be reserved for issuance pursuant to option grants under the Option Plan. The Corporation currently has 6,512,812 Common Shares outstanding pursuant to options granted under the Option Plan, representing 8.9% of the issued and outstanding Common Shares, leaving a total of 807,526 Common Shares available for reservation pursuant to new option grants, representing 1.1% of the total issued and outstanding Common Shares of the Corporation. The following is a description of the material features of the Option Plan:

(a)	Common Shares Available for Reservation. The number of Common Shares available to be reserved for issuance under the Option Plan is 10% of the number of Common Shares outstanding less any Common Shares reserved pursuant to the Corporation’s other security based compensation arrangements, if any, at the time of reservation.

(b)	Administration. The Option Plan is to be administered by the Board, or any committee thereof to which the Board has delegated the power to administer and grant options under the Option Plan.

(c)	Eligible Persons. Subject to regulations and to all applicable law, options under the Option Plan may only be issued to an employee, officer, director, or Consultant of (i) the Corporation or (ii) any Affiliated Entity (and includes any such person who is on a leave of absence authorized by the Board or the board of directors of any Affiliated Entity). Such persons and entities are referred to herein as “Eligible Persons”.

(d)	Board Discretion. The Option Plan provides that the Board, or any committee thereof to which the Board has delegated the power to administer and grant options under the Option Plan, has the authority: (i) to grant Options to purchase Shares to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions and conditions, if any, upon such grants; (iii) to interpret this Plan and to adopt, amend and rescind such administrative guidelines and other rules and Regulations relating to this Plan as it may from time to time deem advisable, subject to required prior approval by any applicable regulatory authority and/or stock exchange; and (iv) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable.

(e)	Vesting. An option shall vest and may be exercised in whole or in part at any time during the term of such option after the date of the grant as determined by the Board of Directors, subject to extension where the expiry date falls within a blackout period.

(f)	Maximum Term of Options. The maximum term of options granted under the Option Plan is 10 years from the date of grant.

(g)	Insider Participation Limit. Disinterested shareholder approval is required for the following: (i) any individual stock option grant that would result in the grant to insiders (as a group), within a 12- month period, of an aggregate number of options exceeding 10% of the issued Resulting Issuer Shares, calculated on the date an option is granted to any insider; and (ii) any individual stock option grant that would result in the number of Resulting Issuer Shares issued to any individual in any 12-month period under this Plan exceeding 5% of the issued Resulting Issuer Shares, less the aggregate number of shares reserved for issuance or issuable under any other share compensation arrangement of the Resulting Issuer.

(h)	Exercise Price. The Board will establish the exercise price of an Option at the time each Option is granted provided that such price shall not be less than the applicable minimum price in accordance with the rules of the stock exchange on which the Shares are listed at the time of the grant

(i)	No Assignment. Options shall not be transferable or assignable by a participant in the Option Plan (“Participant”) otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a participant only by the participant and after death only by the participant’s legal representative.

(j)	Amendment. Subject to the requisite shareholder and regulatory approvals set forth under subparagraphs (1) and (2) below, the Board may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided that no such amendment or revision may, without the consent of the Optionee, in any manner adversely affect his rights under any Option theretofore granted under the Plan.

(1)	The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Plan: (i) any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval; (ii) any change to the definition of the eligible participants which would have the potential of broadening or increasing insider participation; (iii) the addition of any form of financial assistance; (iv) any amendment to a financial assistance provision which is more favourable to participants; (v) any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve; (vi) the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Corporation; (vii) a discontinuance of the Plan; and (viii) any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to eligible participants, especially insiders of the Corporation, at the expense of the Corporation and its existing shareholders.

(2)	The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in subparagraph (1) above including, without limitation: (i) amendments of a “housekeeping” or clerical nature; (ii) a change to the vesting provisions of a security or the Plan; (iii) amendments to reflect any requirements of any regulatory authorities to which the Corporation is subject, including the Exchange; (iv) a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date; (v) a change in the exercise price of Options, provided that at least six months have elapsed since the later of the date of commencement of the term of the Option, the date the Shares commenced trading on the Exchange or the date the exercise price of the Option was last amended, and provided that disinterested shareholder approval is obtained for any reduction in the exercise price if the Option holder is an Insider (as such term is defined by the NEO Exchange) of the Corporation at the time of such proposed reduction; (vi) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Stock Option Plan reserve; and (vii) amendments to reflect changes to applicable laws or regulations.

(k)	Termination Current to Expiry. In the event of Termination, as that term is defined in the Option Plan, with cause of a Participant, each Option held by the Participant, the Participant’s RRSP or the Participant’s Holding Company will cease to be exercisable on the earlier of the expiry of its term and the Termination Date, or such longer or shorter period as determined by the Board, to a maximum period of up to one year after the Termination Date. If an optionee dies, the options of the deceased option holder will be exercisable by his or her estate for a period to be determined by the Compensation Committee or the Board, as applicable, provided that no Option shall remain outstanding for any period which exceeds the earlier of (i) the expiry date of such Option; and (ii) 12 months following the date of death of the Participant, but only to the extent the Options were by their terms exercisable on the date of death.

(l)	Full Payment for Common Shares. The Corporation will not issue Common Shares pursuant to options granted under the Option Plan unless and until the Common Shares have been fully paid for.

(m)	Change of Control. In the event of a Change of Control, all Options outstanding shall be immediately exercisable. Notwithstanding the vesting schedule for an Option that is specified in an agreement granting an Option or in this Plan, the Board shall have the right with respect to any one or more Participants in this Plan to accelerate the time at which an option may be exercised.

(n)	Termination of Plan. The Board may terminate the Option Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination which shall continue to be governed by the provisions of the Option Plan.

The foregoing summary of the material terms of the Option Plan is qualified in its entirety by the full text of the Option Plan.

RSU Plan

The purpose of the RSU Plan is to attract and retain highly qualified officers, directors, key employees, consultants and other persons, and to motivate such officers, directors, key employees, consultants and other persons to serve the Corporation and its affiliates and to expend maximum effort to improve the business results and earnings of the Corporation, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation. To this end, the RSU Plan provides for the grant of RSUs. Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals (as such performance goals are specified in the award agreement). The RSU Plan is intended to complement the Stock Option Plan by allowing the Corporation to offer a broader range of incentives to diversify and customize the rewards for management and staff to promote long term retention.

The RSU Plan is available to directors, employees and consultants (collectively referred to in the RSU Plan as “Service Providers”) of the Corporation and its subsidiaries (the “Eligible Grantees”), as determined by the Board of Directors.

The following information is a brief summary of the material features of the RSU Plan:

(a)	The RSU Plan provides for a fixed maximum limit of 730,000 Common Shares. The number of Common Shares issued or to be issued under the RSU Plan and all other security-based compensation arrangements, at any time, shall not exceed 10% of the total number of the issued and outstanding Common Shares.

(b)	The total number of Common Shares issuable to insiders under the RSU Plan, at any time, together with any other security-based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Common Shares.

(c)	The total number of Common Shares issuable to insiders within any one-year period under the RSU Plan shall not exceed 10% of the issued and outstanding Common Shares.

(d)	The total number of Common Shares issuable to any one Service Provider within any one-year period under the RSU Plan shall not exceed 2% percent of the issued and outstanding Common Shares.

(e)	Neither awards nor any rights under any such awards shall be assignable or transferable. If any Common Shares covered by an award are forfeited, or if an award terminates without delivery of any underlying Common Shares, then the number of Common Shares counted against the aggregate number of Common Shares available under the RSU Plan with respect to such award shall, to the extent of any such forfeiture or termination, again be available for making awards under the RSU Plan. The RSU Plan shall terminate automatically after ten years and may be terminated on any earlier date or extended by the Board of Directors.

The Board of Directors may, at any time, in its sole discretion and without shareholder approval, amend, suspend, terminate or discontinue the RSU Plan and may amend the terms and conditions of any awards thereunder, subject to (a) any required approval of any applicable regulatory authority or the NEO Exchange, and (b) approval of shareholders of the Corporation, provided that shareholder approval will not be required for the following amendments and the Board of Directors may make changes which may include: (i) amendments of a 'housekeeping nature'; (ii) changes to vesting provisions; or (iii) changes to the term of the RSU Plan or awards made under the RSU Plan provided those changes do not extend the restriction period of any RSU beyond the original expiry date or restriction period. The Board of Directors may amend, modify, or supplement the terms of any outstanding award. The RSU Plan provides that the Board of Directors may from time to time, in its discretion, grant to Eligible Grantees RSUs. The RSU Plan provides for a fixed maximum limit of 730,000 of the outstanding Common Shares. At the time a grant (“Grant Date”) of RSUs is made, the Board of Directors may, in its sole discretion, establish a period of time (a “Vesting Period”) applicable to the RSUs. Each award of RSUs may be subject to a different Vesting Period. The Board of Directors may, in its sole discretion, at the time a grant of RSUs is made, prescribe restrictions in addition to or other than the expiration of the Vesting Period. Notwithstanding the foregoing, (i) RSUs that vest solely by the passage of time shall not vest in full in less than three years from the Grant Date; (ii) RSUs for which vesting may be accelerated by achieving performance targets shall not vest in full in less than one year from the Grant Date; and (iii) RSUs granted to outside directors vest, (a) at the election of an outside director at the time the award is granted, within a minimum of one year to a maximum of three years following the Grant Date, as the outside director may elect, and (b) if no election is made, upon the earlier of a change of control.

A cash payment shall be in the amount equal to the “Market Price” per share (as defined in RSU Plan) as of the trading day before the date of vesting, and certified funds shall be paid for the RSUs valued at the Market Price. A Common Share payment shall be for Common Shares issued by the Corporation from treasury and a share certificate for that number of Common Shares equal to the number of vested RSUs shall be free of all restrictions. The cash payment or Common Shares shall be delivered to the Eligible Grantee.

If an Eligible Grantee’s employment is terminated with cause, the Corporation may, within 30 days, annul an award if the grantee is an employee of the Corporation or an Affiliate.

If an Eligible Grantee ceases to be an eligible “Service Provider” under the RSU Plan, the RSUs held by the Eligible Grantee shall expire and terminate immediately upon the Eligible Grantee ceasing to be an eligible person under the RSU Plan, provided that: (a) if, before the expiry of an RSU, an Eligible Grantee ceases to be an eligible person under the RSU Plan (an “Event of Termination”) for any reason other than his or her resignation or termination for cause of his or her employment with the Corporation, or his or her resignation or failure to be re-elected as a director of the Corporation, then the Eligible Grantee may: (i) be entitled to receive RSUs to the extent that he or she was entitled to do so at the time of such Event of Termination, at any time up to and including, but not after, a date three months following the date of such Event of Termination, or prior to the close of business on the expiration date of the RSU, whichever is earlier; and (ii) with the prior written consent of the Board of Directors or the Corporate Governance and Compensation Committee, which consent may be withheld in the Corporation’s sole discretion, permit the vesting of any RSUs which have not yet vested at any time up to and including, but not after, a date three months following the date of such Event of Termination, or prior to the close of business on the expiration date of the RSU, whichever is earlier. The Board of Directors or the Corporate Governance and Compensation Committee in its sole discretion may extend the time permitted to exercise any RSUs which have not yet vested at any time up to and including, but not after, a date twelve months following the date of such Event of Termination.

Upon the expiration or termination of the Vesting Period and the satisfaction of any other restrictions prescribed by the Board, the RSUs shall vest and shall be settled in either cash or Common Shares, as the Board of Directors may so determine, unless otherwise provided in an award agreement.

If an Eligible Grantee dies before the expiry of an RSU, the Eligible Grantee’s legal representative(s) may, subject to the terms of the award agreement and the RSU Plan, exercise the RSUs to the extent that the Eligible Grantee was entitled to do so at the date of his or her death at any time up to and including, but not after, a date one year following the date of death of the Eligible Grantee, or prior to the close of business on the expiration date of the RSU, whichever is earlier.

As of the date of this Circular, 117,075 RSUs have been issued and the number of Common Shares remaining available for issuance under the RSU Plan is 612,925.

The foregoing summary of the material terms of the RSU Plan is qualified in its entirety by the full text of the RSU Plan.

Compensation Risk

The Board and, as applicable, the Compensation Committee, considers and assesses the implications of risks associated with the Corporation’s compensation policies and practices and devotes such time and resources as is believed to be necessary in the circumstances. The Corporation’s practice of compensating its executive officers primarily through a mix of base salary/consulting fees and stock options is designed to mitigate risk by: (i) ensuring that the Corporation retains such officers; and (ii) aligning the interests of its officers with the short-term and long-term objectives of the Corporation and its Shareholders. As at the date of this Circular, the Board had not identified risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Financial Instruments

Pursuant to the terms of the Corporation’s Securities Trading Policy, the Corporation’s officers and directors are prohibited from purchasing financial instruments, such as puts, calls, or other options or derivative securities that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the officer or director.

Oversight of Director and NEO Compensation

The Corporation’s NEO and director compensation programs are administered by the Board on the recommendations of the Compensation Committee of the Board (the “Compensation Committee”). The members of the Compensation Committee are Catherine Flax (Chair), Margot Naudie and Daniel P. Owen. All members of the Compensation Committee are considered independent within the meaning of NI 52-110 – Audit Committees (“NI 52-110”).

The Compensation Committee’s purpose is, among other things, to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the establishment of human resources and compensation policies, including all incentive and equity-based compensation plans; (ii) the performance evaluation of the Chief Executive Officer and the Chief Financial Officer, and determination of the compensation for the Chief Executive Officer, the Chief Financial Officer and other senior executives of the Corporation; (iii) the establishment of policies and procedures designed to identify and mitigate risks associated with the Corporation’s compensation policies and practices; and (iv) succession planning, including the appointment, training and evaluation of senior management; and compensation of directors.

In performance of its duties, the Compensation Committee focuses on offering competitive compensation to attract, retain and motivate the best qualified executives in order for the Corporation to achieve its goals, and acting in the interests of the Corporation and its Shareholders by being fiscally responsible. The Compensation Committee has the authority to engage and compensate any outside advisor that it determines to be necessary to carry out its duties.

As a whole, the members of the Compensation Committee have direct experience and skills relevant to their responsibilities in executive compensation, including with respect to enabling the Compensation Committee in making informed decisions on the suitability of the Corporation’s compensation policies and practices. Each member has significant experience working in executive and financial management roles.

Performance Graph

On October 19, 2011, common shares of New Millennium commenced trading on the TSX under the symbol “NML”. Following the Business Combination, the shares of New Millennium were delisted from the TSX on December 14, 2020, and the Common Shares of the Corporation commenced trading on the NEO Exchange on December 18, 2020 under the stock symbol ABXX.

The following peformance graph shows the cumulative return for the Common Shares compared to the S&P/TSX Composite Index over the approximately 60 month period preceding December 31, 2021, for which the Corporation and New Millennium have been reporting issuers:

As at December 31, 2021, the value of $100 invested in the Common Shares in December 31, 2016, had a compound annual growth rate (calculated as the mean annual growth rate over the five-year period) of approximately 2150%, compared to a compound annual growth rate of 37% for a similar investment in the S&P/TSX Composite Index over the same period.

There is no direct correlation between the performance of the Common Shares and executive compensation. The Common Share price may be affected by a number of factors beyond the control of the Corporation, including general and industry-specific economic and market conditions. The Compensation Committee evaluates performance by reference to the overall direction and success of the Corporation rather than by any short-term fluctuations in the trading price of the Common Shares.

Summary Compensation Table for NEOs

The following table sets out the compensation earned by each NEO of the Corporation during the last financial year and the financial years ended December 31, 2020, and December 31, 2019:

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share- based awards(1) ($)	Option- based awards(1) ($)	Annual incentive plans(2)	Long-term incentive plans(3)	All other compen- sation ($)	Total compen-sation ($)
Joshua Crumb President and CEO(4)	2021	90,000	Nil	363,938	Nil	N/A	Nil	453,938
	2020	101,000	Nil	Nil	Nil	N/A	Nil	101,000
	2019	90,000	Nil	Nil	Nil	N/A	Nil	90,000
Robert Boisjoli Former CFO(5)	2021	40,000	Nil	Nil	Nil	N/A	Nil	40,000
	2020	30,000	Nil	13,559	Nil	N/A	Nil	43,559
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Wes Fulford Former Interim CFO(6)	2021	67,593	Nil	304,297	Nil	N/A	Nil	371,890
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Steve Fray CFO(7)	2021	85,322	36,298	181,969	Nil	N/A	Nil	303,589
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Jeff Lipton General Counsel	2021	228,678	Nil	36,958	Nil	N/A	Nil	265,636
	2020	244,690	Nil	36,958	Nil	N/A	Nil	281,648
	2019	154,079	Nil	183,845	Nil	N/A	Nil	337,924
Dan McElduff President, ACX	2021	225,669	Nil	Nil	Nil	N/A	Nil	225,669
	2020	214,822	Nil	Nil	Nil	N/A	Nil	214,822
	2019	90,000	Nil	6,480	Nil	N/A	Nil	96,480
Tafadzwa Mbanga, Head of Corporate Development(8)	2021	33,420	Nil	145,575	Nil	N/A	Nil	178,995
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	Grant date fair value calculations are based on the Black-Scholes Option Pricing Model and weighted average assumptions. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of share- and option-based awards.
(2)	“Annual incentive plan” means any plan that provides compensation intended to motivate performance to occur within one fiscal year, but does not include option or share-based awards.
(3)	“Long term incentive plan” means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year, but does not include option or share-based awards.
(4)	Mr. Crumb was employed as CEO and served as a director during the year ended December 31, 2021. He received an annual salary of $90,000 in his capacity as CEO, and no compensation in his capacity as director.
(5)	Mr. Boisjoli resigned as CFO on June 1, 2021.
(6)	Mr. Fulford was appointed as the interim CFO from June 1, 2021, to August 17, 2021, and all compensation received in 2021 was in his capacity as interim CFO.
(7)	Mr. Fray was appointed as the Head of Corporate Development on August 17, 2021.
(8)	Mr. Mbanga was appointed as the CFO on October 25, 2021, and earns a gross annual salary of $150,000.

Incentive Plan Awards to NEOs

Outstanding Option and Share-based Awards

The following table sets out the outstanding option-based awards for each NEO of the Corporation as at December 31, 2021:

	Option-Based Awards				Share-Based Awards
Name	No. of Common Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Joshua Crumb	83,325	3.65	Aug 24, 2024	Nil	Nil	Nil	Nil
	101,125	0.49	Oct 01, 2023	360,612	Nil	Nil	Nil
	101,125	1.24	Oct 01, 2023	285,577	Nil	Nil	Nil
Robert Boisjoli	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wes Fulford	200,000	3.48	May 25, 2025	24,000	Nil	Nil	Nil
Steve Fray	125,000	3.65	Aug 24, 2024	Nil	Nil	Nil	Nil
Jeff Lipton	40,450	0.68	Apr 01, 2025	118,114	Nil	Nil	Nil
	101,125	0.49	Feb 01, 2024	314,094	Nil	Nil	Nil
	101,125	1.24	Feb 01, 2024	239,060	Nil	Nil	Nil
Dan McElduff	7,281	0.49	Feb 01, 2024	22,615	Nil	Nil	Nil
	80,900	1.24	Oct 01, 2023	191,248	Nil	Nil	Nil
	134,294	0.49	Oct 01, 2023	417,117	Nil	Nil	Nil
Tafadzwa Mbanga	100,000	3.65	Aug 24, 2024	Nil	Nil	Nil	Nil

Notes:

(1)	Value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the Common Shares as of December 31, 2021, which was $3.60.

Value Vested or Earned During the Year

The following table provides information regarding the value vested or earned on incentive plan awards for each NEO and executive officer of the Corporation during the fiscal year ended December 31, 2021:

Name	Option-based awards – Value vested during the year(1) ($)(3)	Share-based awards – Value vested ($)	Non-equity incentive plan compensation – Value earned during the year(2) ($)
Joshua Crumb	185,625	Nil	Nil
Robert Boisjoli	13,559	Nil	Nil
Wes Fulford	231,766	Nil	Nil
Steve Fray	92,813	36,298	Nil
Jeff Lipton	11,632	Nil	Nil
Dan McElduff	373	Nil	Nil
Tafadzwa Mbanga	74,250	Nil	Nil

Notes:

(1)	Aggregate dollar value that would have been realized if the options had been exercised on the vesting date (computed based on the difference between the exercise price of the options and the closing market price of the Common Shares on the vesting date).
(2)	Represents amounts earned pursuant to the Corporation’s annual bonus program.

(3)	Value is based on the original value calculated and expensed in the financial statements using the Black-Scholes model or other valuation methodology

Employee and Consulting Agreements and Termination and Change of Control Benefits

Each of the Named Executive Officers has entered into an employment or consulting agreement with the Corporation. Those employment agreements include provisions regarding base salary, annual bonuses, confidentiality and ownership of intellectual property, among other things.

Joshua Crumb, CEO of the Corporation:

On August 1, 2019, the Corporation entered into an employment agreement with Joshua Crumb, pursuant to which Mr. Crumb has agreed to act as CEO of the Corporation effective August 1, 2019. Under the terms of the agreement, Mr. Crumb is entitled to the following compensation: (1) $7,500 per month, (2) a discretionary incentive bonus and (3) four weeks of vacation. In the event that Mr. Crumb’s employment is terminated by the Corporation other than for cause, Mr. Crumb shall be entitled to receive a lump sum payment equal to three (3) months’ notice for the first eighteen (18) months following the date of the employment agreement, six (6) months’ notice after eighteen months from the date of the employment agreement, and increasing to twelve (12) months’ notice after two (2) years from the date of the employment agreement (the “Separation Amount”). In the event that Mr. Crumb resigns for “good reason” (as such term is defined in Mr. Crumb’s employment agreement) or within twelve (12) months of a change of control of the Corporation, Mr. Crumb shall be entitled to receive a lump sum payment equal to the Separation Amount, which currently would have represented $22,500. The Transaction will not constitute a “change of control” under Mr. Crumb’s employment agreement.

Steve Fray, CFO of the Corporation:

On July 1, 2021, the Corporation entered into an employment agreement with Steve Fray, pursuant to which Mr. Fray has agreed to act as CFO of the Corporation effective July 1, 2021. Under the terms of the agreement, Mr. Fray is entitled to the following compensation: (1) USD$180,000 per annum, (2) RSUs of USD$40,000 per annum, payable quarterly and (3) four weeks of vacation. In the event that Mr. Fray’s employment is terminated by the Corporation other than for cause, the Corporation will continue to pay the base salary and medical benefits owed to Mr. Fray until the earlier of the (i) expiration of 180 days or (ii) Mr. Fray’s acceptance of employment with another Company. In the event of a “change of control”, all share options and equity-based performance bonuses that are outstanding as of the date of the change of control owing to Mr. Fray shall vest immediately and become exercisable, and any contractual restrictions on sale or transfer of any such award, other than any such restriction arising by operation of law, shall immediately terminate.

Jeff Lipton, General Counsel:

Mr. Lipton is engaged as General Counsel for the Corporation pursuant to an employment agreement which commenced April 15, 2019, and renewed for an indefinite term September 1, 2020. Pursuant to this agreement, Mr. Lipton receives a monthly fee of USD$15,200, twenty working days vacation per year, and is entitled to participate in any incentive or bonus programs adopted by the Corporation, with any awards thereunder determined at the Board’s discretion. If the employment agreement with Mr. Lipton is terminated by the Corporation without just cause, the Corporation will continue to pay Mr. Lipton’s base salary and medical benefits until the earlier of (i) the expiration of ninety days, or (ii) his acceptance of employment with another company, subject to his compliance with the terms of the employment agreement. Upon a change of control, all share options and any other equity-based award or performance bonus outstanding as of the date of the change of control, shall immediately vest and/or become exercisable, and any contractual restrictions on sale or transfer of any such award shall immediately terminate.

Dan McEldfuff President, Abaxx Signapore Pte. Ltd.:

Mr. McElduff is engaged to perform the services of President, Head of Strategy and Development, for Abaxx Singapore Pte. Ltd., a majority owned subsidiary and key operating asset of the Corporation, pursuant to an employment agreement which commenced February 28, 2020 for a period of three years. Pursuant to this agreement, Mr. McElduff currently receives a monthly fee of USD$15,000, twenty working days vacation per year, and is entitled to participate in any incentive or bonus programs adopted by the Corporation, with any awards thereunder determined at the Board’s discretion. If the employment agreement with Mr. McElduff is terminated by the Corporation without just cause, the Corporation will continue to pay Mr. McElduff’s base salary and medical benefits until the earlier of (i) the expiration of ninety days, or (ii) his acceptance of employment with another company, subject to his compliance with the terms of the employment agreement. Upon a change of control, all share options and any other equity-based award or performance bonus outstanding as of the date of the change of control, shall immediately vest and/or become exercisable, and any contractual restrictions on sale or transfer of any such award shall immediately terminate.

Tafadzwa Mbanga, Head of Corporate Development

On August 23, 2021, the Corporation entered into an employment agreement with Mr. Mbanga, pursuant to which Mr. Mbanga has agreed to provide services as the Head of Corporate Development for the Corporation starting October 25, 2021. Under the terms of the agreement, Mr. Mbanga is entitled to the following compensation: (a) CAD$15,000 per month, and (2) four weeks of vacation. In the event that Mr. Mbanga’s employment is terminated by the Corporation other than for cause, the Corporation will continue to pay Mr. Mbanga’s base salary and medical benefits until the earlier of: (i) the expiry of thirty days, or (ii) Mr. Mbanga’s acceptance of employment with another company. In the event of a “change of control”, all share options and equity-based performance bonuses that are outstanding as of the date of the change of control owing to Mr. Mbanga shall vest immediately and become exercisable, and any contractual restrictions on sale or transfer of any such award, other than any such restriction arising by operation of law, shall immediately terminate.

Director Compensation

During the financial year ended December 31, 2021, the Corporation had no cash compensation program for its directors with respect to general directors’ duties, meeting attendance or for additional service on Board committees. Directors may receive grants of stock options pursuant to the Corporation’s Option Plan. Options are granted at the discretion of the Board upon the recommendations of the Compensation Committee. Directors may also be reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors.

Officers of the Corporation who also act as directors will not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation in their capacity as officers.

Director Compensation Table

The following table provides information regarding compensation paid to the non-NEO directors of the Corporation:

Name(1)	Fees Earned ($)	Share-based awards ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total(2) ($)
Thom McMahon	N/A	N/A	Nil	N/A	N/A	N/A	Nil
Margot Naudie	N/A	N/A	92,598	N/A	N/A	N/A	92,598
Catherine Flax	N/A	N/A	Nil	N/A	N/A	N/A	Nil
Scott Leckie	20,000	N/A	Nil	N/A	N/A	N/A	20,000
Daniel P. Owen	N/A	N/A	Nil	N/A	N/A	N/A	Nil
Cyrus Hiramanek	N/A	N/A	231,496	N/A	N/A	N/A	231,496

Notes:

(1)	This table does not include any amount paid as reimbursement for expenses.
(2)	This table details the Director equity compensation. Directors do not currently receive cash based compensation.
(3)	Grant date fair value calculations are based on the Black-Scholes Option Pricing Model and weighted average assumptions. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of share- and option-based awards.

Incentive Plan Awards to Directors

Outstanding Option and Share-Based Awards

The following table sets out the outstanding option-based awards for each non-NEO director as at December 31, 2021:

	Option-Based Awards(2)				Share-Based Awards
Name	No. of Common Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Thom McMahon	125,000	1.00	Dec 23, 2023	325,000	Nil	Nil	Nil
Margot Naudie	50,000	3.65	Aug 24, 2024	Nil	Nil	Nil	Nil
	20,225	1.00	Dec 23, 2023	52,585	Nil	Nil	Nil
	101,125	0.49	Oct 01, 2023	314,094	Nil	Nil	Nil
	101,125	1.24	Oct 01, 2023	239,060	Nil	Nil	Nil
Catherine Flax	250,000	1.00	Dec 23, 2023	650,000	Nil	Nil	Nil
Scott Leckie	125,000	1.00	Dec 23, 2023	325,000	Nil	Nil	Nil
Daniel P. Owen	125,000	1.00	Dec 23, 2023	325,000	Nil	Nil	Nil
Cyrus Hiramanek	125,000	3.65	Aug 24, 2024	Nil	Nil	Nil	Nil

Notes:

(1)	Value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the Common Shares on December 31, 2021, which was $3.60.

Value Vested or Earned During the Year

The following table provides information regarding the value vested or earned on incentive plan awards for each non-NEO director during the fiscal year ended December 31, 2021:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Thom McMahon	41,171	Nil	N/A
Margot Naudie	51,828	Nil	N/A
Catherine Flax	82,343	Nil	N/A
Scott Leckie	41,171	Nil	N/A
Daniel P. Owen	41,171	Nil	N/A
Cyrus Hiramanek	118,073	Nil	N/A

Notes:

(1)	Value is based on the original value calculated and expensed in the financial statements using the Black-Scholes model or other valuation methodology

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During the 2021 fiscal year, the Option Plan and the RSU Plan were the only security-based compensation arrangements of the Corporation. Under the Stock Option Plan 10% of the outstanding Common Shares at any given time are available for issuance, and under the RSU Plan a fixed maximum of 730,000 shares are available for issuance. The purpose of the Option Plan and the RSU Plan is to attract, retain and motivate persons as directors, officers, employees and consultants of the Corporation and any subsidiaries, and to advance the interests of the Corporation by providing such persons with the opportunity, through options, to acquire an increased proprietary interest in the Corporation.

The following table summarizes the number of Common Shares authorized for issuance pursuant to the Corporation’s equity compensation plans as at December 31, 2021:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	6,629,887	$1.56	1,221,766
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	6,629,887	$1.56	1,221,766

Notes:

(1)	For summary of the Option Plan see “Executive Compensation – Compensation Discussion & Analysis – Stock Option Plan and Restricted Stock Unit Plan”

STATEMENT OF CORPORATE GOVERNANCE

The description of the Corporation’s current corporate governance practices is provided in accordance with Form 58-101F1 of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”).

Board of Directors

NI 58-101 defines an “independent” director as a director who has no direct or indirect “material relationship” with the issuer. A “material relationship” is as a relationship, which, in the view of the Board, could reasonably be expected to interfere with the exercise of a member’s independent judgment.

The Board is currently composed of seven directors, six of whom the Board has determined to be independent directors within the meaning of NI 58-101. Thom McMahon, Margot Naudie, Catherine Flax, Daniel P. Owen, W. Scott Leckie and Cyrus Hiramanek are considered independent directors within the meaning of NI 58-101 since they are each independent of management and free from any material relationship with the Corporation. Joshua Crumb is not considered an independent director of the Corporation by virtue of his role as CEO of the Corporation.

Joshua Crumb serves as Chairman of the Board. The Chairman is responsible for providing leadership to enhance Board effectiveness and be explicitly accountable for ensuring that the Board carries out its responsibilities effectively, overseeing all aspects of its direction and administration, adopting procedures to ensure that the Board can conduct its work effectively and efficiently, responding to conflict of interest situations, managing relations with external stakeholders, and facilitating effective communication independent directors and management. In the event that the Chairman is not an independent director, the Board is required to appoint an independent Lead Director to perform duties of the Chairman required to be performed by an independent director. The Board has appointed Margot Naudie as its independent Lead Director.

The Board functions independently of management. When appropriate, the Board may meet in the absence of members of management, or the independent directors may hold in camera sessions at which neither the executive directors nor officers of the Corporation are in attendance.

The Board has adopted a written mandate, a copy of which is attached as Schedule “B” to this Circular. It has also approved written position descriptions for the chairs of the Board’s committees, and for the Chief Executive Officer.

Directorships

Certain directors and proposed directors of the Corporation are also current directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Other Reporting Issuer	Trading Market
Joshua Crumb	Solitario Zinc Corp. Menē Inc.	TSX, AMEX TSX-V
Margot Naudie	BTU Metals Corp. Polaris Infrastructure Inc. Osino Resources Corp.	TSX-V TSX TSX-V
W. Scott Leckie	Acerus Pharmaceuticals Corporation	TSX

Meeting Attendance

The Board holds regularly scheduled meetings and ad hoc meetings as required from time to time. In connection with these Board meetings, the committees of the Board may meet independently, or hold in camera sessions.

The Independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, as part of their regularly scheduled meetings, the Board and the Audit Committee typically hold in camera sessions without management present in order to facilitate open and candid discussion.

During the year ended December 31, 2021, the Board held 6 meetings, and the Audit Committee held 4 meetings. At each Audit Committee meeting, the independent directors were entitled to hold in camera sessions at which the non-independent directors and invited officers were not present. During the year ended December 31, 2021, neither the Governance and Nomination Committee nor the Compensation Committee held any meetings. During this time, the Board met as a whole to discuss nominating, governance and compensation matters.

	Board and Committee Meeting Attendance
Name of Director	Board (6)	Audit (4)	Nominating and Governance (0)	Compensation (0)
Joshua Crumb	6	-	0	-
Thom McMahon	5	-	0	-
Margot Naudie	6	4	-	0
Catherine Flax	6	4	0	0
Scott Leckie	6	4	-	-
Daniel P. Owen	6	-	0	0
Cyrus Hiramanek	6	-	-	-

Orientation and Continuing Education of Board Members

While the Corporation currently has no formal orientation and education program for new Board members, information (such as recent financial statements, and various other operating and budget reports) are provided to all new Board members to ensure that new directors are familiarized with the Corporation’s business. Additionally, each new director receives a copy of the Corporation’s Corporate Governance Manual to familiarize them with the Corporation’s rules and procedures. New directors are encouraged to visit and meet with management on a regular basis. The Corporation also encourages continuing education of its directors and officers where appropriate in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Corporation. The Board’s continuing education also consists of regular contact with the Corporation’s legal counsel to remain up to date with developments in relevant corporate and securities law matters.

Ethical Business Conduct

The Board has adopted a written Code of Conduct and Business Ethics to encourage and promote a culture of ethical business conduct amongst the directors, officers, employees and consultants of the Corporation. Copies of the Code of Conduct and Business Ethics are available upon written request from the Corporate Secretary of the Corporation. The Board is responsible for ensuring compliance with the Code of Conduct and Business Ethics. There have been no departures therefrom since its adoption.

In addition to the Corporation’s Code of Conduct and Business Ethics, the Board relies on director adherence to the fiduciary duties placed on individual directors by the ABCA and the common law to ensure that the board operated independently of management and in the best interests of the corporation. Under the ABCA, a director is required to act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

To ensure the directors exercise independent judgment in considering transactions and agreements in which a director or officer has a material interest, all such matters are considered and approved by the independent directors. Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which give rise to such a conflict.

The Corporation believes that it has adopted corporate governance procedures and policies which encourage ethical behaviour by directors, officers and employees.

Board Committees

The Board has 3 standing committees: the Audit Committee, the Nominating & Corporate Governance Committee, and the Compensation Committee.

Audit Committee

The Audit Committee oversees the accounting and financial reporting practices and procedures of the Corporation and the audits of the Corporation’s financial statements. The principal responsibilities of the Audit Committee are: (i) overseeing the quality and integrity of the internal controls and accounting procedures of the Corporation, including review of the Corporation’s procedures for internal control with the Corporation’s auditor and chief financial officer; (ii) reviewing and assessing the quality and integrity of the Corporation’s annual and quarterly financial statements and related management discussion and analysis, as well as all other material continuous AIFs; (iii) monitoring compliance with legal and regulatory requirements related to financial reporting; (iv) reviewing and approving the engagement of the auditor of the Corporation and independent audit fees; (v) reviewing the qualifications, performance and independence of the auditor of the Corporation, considering the auditor’s recommendations and managing the relationship with the auditor, including meeting with the auditor as required in connection with the audit services provided to the Corporation; (vi) assessing the Corporation’s financial and accounting personnel; (vii) reviewing the Corporation’s risk management procedures; (viii) reviewing any significant transactions outside the Corporation’s ordinary course of business and any pending litigation involving the Corporation; and (ix) examining improprieties or suspected improprieties with respect to accounting and other matters that affect financial reporting.

The members of the Audit & Risk Committee are Margot Naudie, Catherine Flax, and W. Scott Leckie (Chair). Each member of the Audit & Risk Committee is considered “independent” within the meaning of NI 52-110. Each member of the Audit & Risk Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Corporation’s financial statements.

The Corporation has filed an Annual Information Form (the “AIF”) for the fiscal year ended December 31, 2021, on SEDAR at www.sedar.com, which contains, among other things, all of the financial disclosure (including copies of the Financial Statements and Management’s Discussion and Analysis) required under NI 52-110. In particular, the information that is required to be disclosed in Form 52-110F1 of NI 52-110 may be found under the heading “Audit Committee Information” in the AIF.

The following table discloses the service fees billed to the Corporation by its external auditor during the last two completed financial years:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
December 31, 2021	$155,000	$20,000	Nil	Nil
December 31, 2020	$105,000	$25,000	$29,650	Nil

Notes:

(1)	The aggregate fees billed for professional services rendered by the auditor for the audit of the Corporation’s annual financial statements as well as services provided in connection with statutory and regulatory filings.
(2)	The aggregate fees billed for professional services rendered by the auditor and consisting primarily of file quality review fees and fees for the review of quarterly financial statements and related documents.
(3)	Aggregate fees billed for tax compliance, tax advice and tax planning professional services.

Nominating & Corporate Governance Committee

Responsibility for identifying new candidates to join the Board belongs to the Board as a whole. The Nominating & Corporate Governance Committee of the Board is responsible for making recommendations to the Board with respect to the new nominees and for assessing directors on an on-going basis and ensuring appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board and its committees. Additionally, the Nominating & Corporate Governance Committee has the task of developing and monitoring the effectiveness of the Corporation’s system of corporate governance and reviewing the mandates of the Corporation’s committees.

The Nominating & Corporate Governance Committee is also responsible for overseeing evaluation processes to ensure that each member of the Board, the committees, the Chairman and the effectiveness of Board as a whole are assessed annually in light of their relevant terms of reference.

The Board seeks to achieve a balance of knowledge, experience and capability among the members of the Board. When selecting candidates to nominate for election to the Board, the Nominating & Corporate Governance Committee considers the following:

●	the competencies and skills which the Board as a whole should possess;

●	the competencies and skills which each existing director possesses; and

●	the appropriate size of the Board to facilitate effective decision-making.

The Board, on the advice of the Nominating & Corporate Governance Committee, also recommends the number of directors on the board to Shareholders for approval, subject to compliance with the requirements of the ABCA and the Articles of the Corporation. Between annual Shareholder meetings, the Board may appoint directors to serve until the next annual shareholder meeting, subject to compliance with the requirements of the ABCA. Individual Board members are responsible for assisting the Board in identifying and recommending new nominees for election to the Board, as needed or appropriate.

The Nominating & Corporate Governance Committee will periodically assess the appropriate number of directors on the Board and whether any vacancies on the board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, or the size of the board is expanded, the Nominating & Corporate Governance Committee will consider various potential candidates for director. Candidates may come to the attention of the Nominating & Corporate Governance Committee through current directors or management, shareholders or other persons. The assessment of the contributions of individual directors has principally been the responsibility of the Nominating & Corporate Governance Committee. Current to standing for election, new candidates are reviewed by the entire Board.

The members of the Nominating & Corporate Governance Committee are Daniel P. Owen (Chair), Scott Leckie, Margot Naudie and Catherine Flax. Each of the members of the Nominating & Corporate Governance Committee are considered independent within the meaning of NI 58-101.

Compensation Committee

The Compensation Committee is responsible for assisting the Corporation in determining compensation of senior management of the Corporation as well as reviewing the adequacy and form of the directors’ compensation. The Compensation Committee is expected to annually review the performance objectives of the Corporation’s Chief Executive Officer, the Chief Financial Officer, and the senior executives for the upcoming year and to perform an evaluation of the Corporation’s Chief Executive Officer and the Chief Financial Officer’s performance for the past year in light of pre-established performance objectives. The Compensation Committee will also administer and make recommendations regarding the operation of the Corporation’s incentive plans.

For more information about the Corporation’s process for determining and reviewing compensation, and the role and powers of the Compensation Committee, please see “Executive Compensation – Compensation Discussion and Analysis” and “Oversight of Director and NEO Compensation” in this Circular.

The members of the Compensation Committee are Catherine Flax (Chair), Margot Naudie and Daniel P. Owen. Each of the members of the Compensation Committee are independent within the meaning of NI 58-101.

Majority Voting Policy

The Corporation has adopted a majority voting policy in director elections, which applies to any meeting of Shareholders where an uncontested election of directors is held. If, in an uncontested election of directors of the Corporation, any particular nominee for director receives a greater number of votes withheld than number of votes in favour of the nominee, then for purposes of this Policy the nominee shall be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law, and such nominee shall promptly tender his or her resignation to the Chairman of the Board following the meeting. A director nominee who is considered under this Policy not to have received the support of shareholders will forthwith submit his or her resignation to the Board, effective on acceptance by the Board. The Board will refer the resignation to the Compensation, or the Nominating & Corporate Governance Committee. The Committee shall consider the resignation offer and shall recommend to the Board whether to accept it. In its deliberations, the Committee may consider any stated reasons as to why shareholders “withheld” votes from the election of the relevant director, the length of service and the qualifications of the director, the director’s contributions to the Corporation, the effect such resignation may have on the Corporation’s ability to comply with any applicable governance rules and policies, the dynamics of the Board, and any other factors that the members of the Committee consider relevant.

The Board shall consider the Committee’s recommendation within 90 days following the meeting at which the Director whose resignation has been tendered has been elected. In considering the Committee’s recommendation, the Board will consider the factors considered by the committee and such additional information and factors that the Board considers to be relevant. The resignation will be effective when accepted by the Board.

Assessments

The Nominating and Corporate Governance Committee annually reviews and assesses the size, composition and operation of the Board to ensure effective decision making, as well as the size, composition and chairmen of all of the Committees of the Board. The Nominating and Corporate Governance Committee is also responsible for identifying and reviewing candidates for appointment or nomination to the Board based upon an assessment of the independence, skills, qualifications and experience of the candidate, and make recommendations to the Board for consideration.

Annually, the Nominating and Corporate Governance Committee reviews and reports to the Board the results of an assessment of the Board’s performance and effectiveness.

Term Limits

The Board has not adopted a term limit for directors. The Board believes that the imposition of term limits on a director implicitly discounts the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members as a result of an arbitrary determination. The notional objective of term limits is to encourage board turnover, introduce new perspectives and retain independence. The Board believes that it can strike the right balance between continuity and fresh perspectives without mandated term limits.

Board and Executive Officer Diversity

The Corporation has not adopted a written policy relating to the identification and nomination of women directors. At this time, the Corporation has not adopted a target regarding the representation of women on the Board or in executive officer positions. As at the date hereof, two (2) of the Corporation’s seven (7) directors (29%) are women. Additionally, among the 14 executive officers of the Corporation and its major subsidiaries, three (3) are women (21%).

The Board considers merit as the key requirement for board and executive officer appointments. The Corporation is committed to increasing Board and executive officer diversity, and recognizes that the Board’s background should represent a variety of backgrounds, experiences and skills. The Board has sought to attract and maintain this diversity at the Board and executive officer levels informally through its recruitment efforts.

In identifying suitable Board nominees or in selecting and assessing candidates for executive officer positions, candidates are considered on merit against objective criteria regarding business experience, skill sets, competencies, technical expertise, sector specific knowledge and with due regard for the benefit of diversity including the level of representation of women in these capacities. As the need for new directors or executive officers arises, the Nominating & Corporate Governance Committee assesses candidates on the basis of industry experience and business acumen with specific knowledge applicable to the Corporation and its business as desired at that particular time by the Corporation, the Board and its committees. Board candidates are also evaluated against the area of expertise of existing members so new appointments may contribute to expanding the Board’s breadth of experience.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, or employee of the Corporation or any of its subsidiaries, former director, executive officer, or employee of the Corporation or any of its subsidiaries, or any associate of any of the foregoing, has at any time during the period from incorporation to December 31, 2021, or at any time from December 31, 2021 to the date of this Circular, (i) been indebted to the Corporation or any of its subsidiaries, or (ii) had any indebtedness to another entity at any time during its last completed fiscal year which has been the subject of a guarantee, support agreement, letter of credit, or other similar arrangement provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed below and elsewhere in this Circular, no director, proposed director, executive officer, or person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the Common Shares, nor any associate or affiliate of any such persons, has or has had within the three years before the date hereof, any material interest, directly or indirectly, in any transaction that has materially affected or is reasonably expected to materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person or company who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last completed financial year, no proposed nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

ADDITIONAL INFORMATION

On June 17, 2022, the Company commenced a normal course issuer bid (“NCIB”) to buy back common shares of the Company through the facilities of NEO Exchange Inc. (the “Exchange”) and/or other Canadian alternative trading platforms. Under the terms of the NCIB, the Company may, if considered advisable, purchase its Common Shares in open market transactions through the facilities of the Exchange and/or other Canadian alternative trading platforms not to exceed up to 5% of the Company’s issued and outstanding Common Shares as of June 15, 2021, or 73,149,506 Common Shares, purchased in aggregate. The price that the Company will pay for the Common Shares shall be the prevailing market price at the time of purchase and all purchased Common Shares will be cancelled by the Company. In accordance with Exchange rules, daily purchases (other than pursuant to a “block purchase” exception, as that term is described in the NEO Listing Manual) on the Exchange under the NCIB cannot exceed 15% of the average daily trading volume on the Exchange as measured during the six month period prior to June 17, 2022, being 30,140 Common Shares.

As of the date of this Circular, the Company has purchased and cancelled nil shares at an average price of $nil per share.

Additional information relating to the Corporation may be found under the Corporation’s profile on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for the year ended December 31, 2021, which are also available on SEDAR. Inquiries, including requests for copies of the Corporation’s financial statements and management’s discussion and analysis, and this Circular, may be directed to the Corporate Secretary of the Corporation at 18 King Street East, Suite 902, Toronto, Ontario, M5C 1C4.

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

DATED this 10th day of August, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF ABAXX TECHNOLOGIES INC.

(signed) “Joshua Crumb”

Joshua Crumb
Chairman and Chief Executive Officer

Schedule A

NI 51-102 Auditor Reporting Package

S-1

Schedule B

Mandate of the Board of Directors

S-2